Exhibit 20

HILLENBRAND INDUSTRIES

Financial News Release

Hillenbrand Industries Reports Fourth Quarter and

Fiscal 2002 Financial Results

•	Company reports a net loss of $1.69 per share for the fourth quarter ended September 30, 2002 primarily due to a pre-tax antitrust litigation charge of $250 million related to a comprehensive settlement agreement between the Company and Kinetic Concepts Inc. (“KCI”).

•	Fourth quarter net income, before the litigation charge, climbs 51.4% to $53 million from $35 million, in line with previously announced expectations.

•	Company affirms earnings per share guidance of $3.78-$3.84 for fiscal year ending September 30, 2003.

BATESVILLE, INDIANA, TUESDAY, JANUARY 7, 2003 — Hillenbrand Industries, Inc. (NYSE:HB) today reported the Company’s fiscal 2002 fourth quarter and year-end financial results for its fiscal year ended September 30, 2002 which met previously announced expectations, excluding special and unusual items that included a fourth quarter antitrust litigation charge.

The Company reported a net loss for the fiscal 2002 fourth quarter of $105 million, or $1.69 per share, compared with net income of $35 million, or $0.55 per share in the prior year fourth quarter. The fourth quarter net loss was primarily due to a pre-tax litigation charge of $250 million, $158 million net of tax benefit, related to a comprehensive settlement agreement between the Company and Kinetic Concepts, Inc. (KCI) relating to all pending antitrust litigation. Excluding the special and unusual items, which includes the litigation charge, net income rose 51.4% to $53 million from $35 million when compared to the prior year fourth quarter. The following table reconciles the reported fourth quarter net loss of $105 million to net income, as adjusted, of $53 million for the same period:

In millions

Net loss as reported for the fourth quarter ended September 30, 2002	$(105)
KCI litigation charge	158

Net income as adjusted for the fourth quarter ended September 30, 2002	$53

“Our fourth quarter and fiscal year 2002 results from operations were consistent with both our previously issued guidance and our strategy for creating shareholder value by managing our businesses to realize their full profit potential. Unfortunately, market-induced impairments in our insurance business unit, a fourth quarter litigation charge, and other business realignment activities masked our bottom line reported results. Looking ahead, we continue to see opportunity to increase shareholder value by continuing to improve profitability while generating new revenue growth from new product innovations and acquisitions, especially in the health care industry,” said Frederick W. Rockwood, president and chief executive officer.

As previously announced, on January 2, 2003, the United States District Court for the Western District of Texas, San Antonio Division, dismissed with prejudice all pending antitrust litigation between the Company and its Hill-Rom business unit and KCI. The court’s review and approval of the settlement agreement and dismissal of the case announced by the Company on January 2, 2003, represents the definitive and comprehensive settlement of the litigation between the companies. As part of the previously announced settlement terms, Hillenbrand Industries paid KCI $175 million out of cash on hand on January 2, 2003. Hillenbrand Industries will pay KCI an additional $75 million, without interest, one year after the initial payment, unless certain events have occurred such as a bankruptcy or change of control of KCI. The parties released each other from all claims relating to the litigation and all pre-settlement claims relating to their respective businesses, as well as the future effects of certain pre-settlement matters. Neither party admitted any liability or fault in connection with the settlement.

Consolidated Fourth Quarter

Consolidated 2002 fiscal fourth quarter revenues increased 14.3% to $575 million from $503 million for the prior year quarter. Sales growth was driven by increased domestic and international shipments of Hill-Rom capital products; a better mix of products and favorable price realization at Batesville Casket; and better performance with respect to net capital gains and higher earned revenue from more policies in force at Forethought Financial Services. Also, an additional month of sales for certain Hill-Rom foreign operations improved revenues by nearly $19 million as the Company discontinued consolidating those operations on a one-month lag basis. Excluding the additional month, revenues would have been up 10.5%.

Consolidated gross profit margins increased to 43.8% from 40.4% in the prior year fourth quarter. Gross profit margins increased at Hill-Rom due primarily to an overall improvement in product mix, slightly higher product volumes and pricing, and operational improvements related to various previously announced cost reduction and realignment efforts. Also contributing to the increase over the prior year were favorable sales comparisons with respect to uncollectible receivables resulting from the exit of certain therapy product lines. At Batesville Casket margins were essentially flat with the prior year quarter. Favorable price realization, improved product mix, continued efficiencies in manufacturing and savings on purchased materials at Batesville Casket were partially offset by lower volumes across essentially all products lines. Current year margins were also negatively impacted by certain inventory provisions related to excess, obsolete and discontinued product lines. Margins improved significantly at Forethought as a result of net capital gains of $7 million in the 2002 quarter compared to a net capital loss of $3 million in the prior year fourth quarter.

Other operating expenses, including insurance operations, rose to $172 million in the fourth quarter of 2002, up $24 million or 16.2%, from $148 million in 2001. As a percentage of sales, operating expenses increased to 29.9% in 2002 from 29.4% in 2001 as a result of increased business transformation costs, legal expenses, and higher incentive compensation expense. Business transformation costs include investments in information technology infrastructure as the Company moves to a single technology platform, as well as costs associated with new product development and quality initiatives. The increased legal expenses were primarily associated with the KCI antitrust litigation. The higher fourth quarter operating expenses were partially offset by general cost containment and reduction efforts.

Interest expense decreased $1 million to $5 million compared to the prior year fourth quarter due primarily to lower market interest rates. Investment income was down $1 million to $3 million in 2002 as a result of lower interest rates, despite higher cash, cash equivalents and short-term investment balances. Other income (expense) improved $7 million as a result of the recognition of a favorable patent litigation settlement in the quarter unrelated to the KCI antitrust litigation.

The effective tax rate for the quarter was 38.2%, and was significantly impacted by the KCI antitrust litigation charge. Excluding the impact of this charge, the effective tax rate would have been 34.0%. The reduction in rate from prior years is the result of continuing and permanent benefits from recent tax initiatives undertaken by the Company. The Company expects its effective tax rate to be 34% in fiscal 2003.

During the fourth quarter, the Company generated strong cash flow from operations of $113 million resulting in an on-hand cash, cash equivalents and short-term investments balance of $296 million as of quarter end. The Company’s current cash balance, after payment of the antitrust settlement in early January, is approximately $100 million.

The Company repurchased 445,400 shares of its common stock for the Treasury at a cost of $22 million early in the fourth quarter. The Company has a remaining Board authorization to repurchase an additional 3.3 million shares.

Consolidated Fiscal Year 2002

Consolidated revenues remained relatively stable at $2,147 million in 2002 compared to $2,144 million in 2001. Strong Health Care sales were essentially offset by the continuing effects of the prior year exit of certain product lines and the sale of a Health Care subsidiary in the first quarter of 2002, along with net capital loss and impairment charges recognized by Forethought during the year of approximately $57 million. Revenues were benefited by the aforementioned additional month of sales for certain foreign operations at Hill-Rom. Excluding the effect of these items, and eliminating the 13th month for certain foreign operations, revenues would have increased $70 million, or 3.3%, over the prior year.

For the 12 months ended September 30, 2002, the Company reported net income of $44 million, or $0.70 per share on a diluted basis, compared with $153 million, or $2.43 per share on a diluted basis, for the 12 months ended September 30, 2001. The lower reported net income is primarily due to the aforementioned fourth quarter 2002 KCI antitrust litigation charge of $250 million. Excluding special and unusual items in both years, including the litigation charge, net income for the 12 months ended September 30, 2002 increased approximately 25% to $214 million from $171 million for the 12 months ended September 30, 2001. The following table reconciles the reported net income of $44 million and $153 million for the 12 months ended September 30, 2002 and 2001, respectively, to net income of $214 million and $171 million, as adjusted, for the same periods:

	Net Income for the 12 Months Ended
	9/30/2002	9/30/2001

	(In millions)
Net income as reported	$44	$153
KCI litigation charge	158	—
Realized capital losses and bond impairments at Forethought	36	—
Reversal of tax reserves and valuation allowance	(32)	—
Severance and benefit costs, asset impairments and other realignment activities	10	18
Other, net	(2)	—
Net income as adjusted	$214	$171

During the 10 months ended September 30, 2002 the Company repurchased 1,141,900 shares of its common stock for $62 million compared to $15 million of treasury stock purchases for the 12 months ended September 30, 2001.

Health Care Fourth Quarter

Health Care sales increased 30.1% or $56 million to $242 million in 2002 compared to $186 million in 2001. Strong performance continued during the quarter in acute care sales, especially sales of the Advanta™ bed and Total Care® SpO2RT™ bed systems. Revenues also benefited by the aforementioned additional month of sales for certain foreign operations. Strong acute care performance was partially offset by decreases in revenue from the impact of the prior year exit of certain product lines and the sale of a small subsidiary in the first quarter of 2002.

Fourth quarter 2002 gross profit for Health Care sales increased $30 million to $117 million from $87 million in 2001. As a percentage of sales, gross profit was 48.3% in 2002 compared to 46.8% in 2001. This increase is due to higher revenues, an improved product mix and benefits of previously announced cost reduction and realignment efforts, partially offset by higher warranty costs on certain products and other costs associated with the exiting of certain businesses.

Health Care therapy rental revenue decreased $4 million to $79 million in 2002. The decrease can be attributed to lower volumes as a result of the exit of certain product lines within the home care business and the subsidiary sale mentioned earlier.

Health Care therapy rental gross profit increased to $36 million in 2002, up from $32 million in 2001. As a percentage of sales, gross profit was 45.6% compared to 38.6% in 2001. This increase is attributable to cost reduction efforts and favorable performance resulting from previous realignment efforts, partially offset by volume and realized rate declines.

Funeral Services Fourth Quarter

Funeral Services products revenue of $149 million was up 4.9% compared to the prior year fourth quarter. Overall, a decline in volume across essentially all product lines was offset with favorable product mix and price realization over the prior year. The volume decline is attributable to lower death rates, coupled with a continued growth in cremations in 2002.

Funeral Services products gross profit increased $4 million, or 5.4%, to $78 million in 2002. As a percentage of sales, gross profit was 52.3% in 2002 compared to 52.1% in 2001. Margins benefited from improved price realization, enhanced product mix, primarily from LifeSymbols™ personalization product features, continued efficiencies and improvements in manufacturing production costs and savings in purchased material resulting from strategic sourcing initiatives. These favorable developments were partially offset by a decline in volume and certain inventory provisions related to excess, obsolete and discontinued product lines. These gross profit percentages are exclusive of distribution costs of $20.5 million, or approximately 14% of revenues, in 2002, up from $19.5 million in 2001. Such costs are included in operating expenses for all periods.

Insurance revenues, consisting of underwriting and investment revenues, increased 14.1% to $105 million from $92 million in 2001. Revenues were positively impacted by the realization of $7 million of net capital gains in the quarter compared to a net capital loss of $3 million in the prior year fourth quarter.

Insurance gross profit increased to $21 million in the quarter from $10 million in the prior year fourth quarter primarily as a result of the aforementioned improvement in net capital gains.

Important Disclosure Notes

Effective for fiscal year 2002, the Company changed its fiscal year to September 30 from the 52 or 53-week period ending the Saturday nearest November 30 of each year. As a result of this change, the Statements of Consolidated (Loss) Income, Statements of Consolidated Cash Flows and Statements of Consolidated Shareholders’ Equity presented in the Company’s filing with the U.S. Securities and Exchange Commission (SEC) on Form 10-K reflect the 10 Months Ended September 30, 2002 and each of the two previous Fiscal Years (12 Months) Ended December 1, 2001 and December 2, 2000.

In this press release, the Company has included a discussion of results for the 12 Months Ended September 30, 2002 compared to the 12 Months Ended September 30, 2001. These presentations are unaudited for both periods and are presented for comparative purposes only. Management considers this to be a more meaningful presentation of current year operating results than the comparison of the 10 Months Ended September 30, 2002 to the Fiscal Year Ended December 1, 2001. For management’s discussion and analysis concerning the 10 months ended September 30, 2002 and for further discussion of the Company’s operations, readers should refer to the Company’s filing on Form 10-K with the SEC. Similarly, for purposes of the comparison above of the results of the fourth quarter of 2002 to the fourth quarter of the prior year, the Company has used the results from the three-month period ended September 30, 2001 rather than the results from the Company’s fiscal fourth quarter ended December 1, 2001.

The 2001 fourth quarter and year-end financial results were recast from previously announced results to reflect the change in the Company’s fiscal year end to September 30 in 2002. The Company’s 2001 financials, recast for the change in year-end, are provided with this press release.

Earnings and revenue measures which exclude special and unusual items do not adhere to Generally Accepted Accounting Principles (GAAP), but the Company believes it is useful to assist investors in gaining an understanding of the trends and results of operations for the Company’s core businesses. Non-GAAP measures should be viewed in addition to, and not in lieu of, the Company’s reported results.

Guidance For 2003

Guidance Summary

In adherence to the U.S. Securities and Exchange Commission’s (SEC) Regulation Fair Disclosure, Hillenbrand Industries provides the following guidance for all investors and encourages all current and potential investors to review the Disclosure Regarding Forward-Looking Statements in this press release as well as all financial documents filed with the SEC. All guidance amounts are before special items and exclude the impact of any potential acquisition activities.

Outlook for 2003 Fiscal First Quarter Ending December 31, 2002

($ in millions, except EPS)

Revenues:
Health Care sales	$190	to	$195
Health Care therapy rentals	75	to	80
Funeral Services sales	150	to	155
Insurance revenues	100	to	105
Total revenues	525	to	530
Gross Profit	220	to	225
Other operating expenses	145	to	150
Operating profit	73	to	77
Other income (expense), net	(3)	to	(4)
Income before income taxes	70	to	73
Income taxes	24	to	25
Net income	$46	to	$48
Diluted earnings per share	$0.75	to	$0.77
Average shares outstanding			62,250

Estimated gross margins (As a percent of revenues):

Health Care sales			47.5%
Health Care therapy rentals			50.0%
Funeral Services sales			54.5%
Insurance revenues			10.5%
Gross margin total			42.0%

Outlook for 2003 Fiscal Second Quarter Ending March 31, 2002

($ in millions, except EPS)

Revenues:
Health Care sales	$205	to	$215
Health Care therapy rentals	75	to	80
Funeral Services sales	165	to	175
Insurance revenues	100	to	105
Total revenues	550	to	575
Gross Profit	250	to	265
Other operating expenses	155	to	165
Operating profit	94	to	100
Other income (expense), net	(3)	to	(4)
Income before income taxes	91	to	96
Income taxes	31	to	33
Net income	$60	to	$63
Diluted earnings per share	$0.96	to	$1.02
Average shares outstanding			62,250

Estimated gross margins (As a percent of revenues):

Health Care sales	51.5%
Health Care therapy rentals	50.0%
Funeral Services sales	56.5%
Insurance revenues	13.0%
Gross margin total	46.0%

Outlook for 2003 Fiscal Year End, September 30, 2003

($ in millions, except EPS)

Net Revenues	$2,265	to	$2,300
Gross Margin			45.0%
Operating Expenses	$660	to	$670
Tax Rate			34.0%
Diluted earnings per share	$3.78	to	$3.84

Conference Call and Guidance

The Company will sponsor a conference call for the investing public at 9:00 a.m. EST on Tuesday, January 7, 2003. In the call, management will discuss the results for the 2002 fourth quarter ended September 30, 2002, along with expectations for 2003. The call is available at www.hillenbrand.com or www.prnewswire.com during the call and will be archived through January 21, 2003 for those who are unable to listen to the live Web cast. Interested parties may also access the conference call live by dialing 888.428.4479 (International callers 651.291.0344) at the above time. A replay of the call is also available through January 21, 2003 at 800.475. 6701 (320.365.3844 International). Code 668975 is needed to access the replay.

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About Hillenbrand Industries Inc.

Hillenbrand Industries, Inc., headquartered in Batesville, Indiana, is a publicly traded holding company for three major wholly owned businesses serving the funeral services and health care industries. All three subsidiaries have headquarters in Batesville, Indiana.

Hill-Rom Company is a recognized leader in the worldwide health care community providing sales, rentals, service and support for products including beds, therapy surfaces, stretchers, infant warmers, incubators, furniture, communication systems, surgical columns, medical gas management systems and modular headwall systems.

Batesville Casket Company and Forethought Financial Services both serve the Funeral Services industry. Batesville Casket is a leading manufacturer and supplier of burial caskets, cremation products and related services to licensed funeral homes, while Forethought is a leading provider of insurance and trust-based financial products and services for pre-planning funeral services.

Disclosure Regarding Forward-Looking Statements:

Certain statements in this press release contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company’s future plans,

objectives, beliefs, expectations, representations and projections. The Company has tried, wherever possible, to identify these forward-looking statements using words such as “strong,” “enhancing,” “increase,” “realizing,” “full, “ “affirms, “ “creating, “ “continue, “ “continuing, “ “new growth, “ “considers, “ “believes, “ and “potential” but their absence does not mean that the statement is not forward-looking. Forward-looking statements include those regarding guidance for 2003, enhancing shareholder value; and realizing the full profit potential of the existing businesses in our portfolio. It is important to note that the Company’s actual results could differ materially from those in any such forward-looking statements. They are not guarantees of future performance. Factors that could cause actual results to differ include but are not limited to: the Company’s dependence on its relationships with several large national providers and group purchasing organizations, changes in death rates, whether the Company’s new products are successful in the marketplace, changes in customers’ Medicare reimbursements, increased costs or unavailability of raw materials, the success of the implementation of the Company’s enterprise resource planning system, compliance with FDA regulations, the performance of the Company’s insurance investment portfolio, potential exposure to product liability claims and failure of the Company to execute its acquisition strategy. For a more in depth discussion of these and other factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading “Risk Factors” in the Company’s Transition Report on Form 10-K for the period ended September 30, 2002. The Company assumes no obligation to update or revise any forward-looking statements. Readers should also refer to the various disclosures made by the Company in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K filed with the U.S. Securities and Exchange Commission.

HILLENBRAND INDUSTRIES
2001 Statement of Consolidated Income (Recast)
October 2000 to September 2001

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	2001
	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Year
Net Revenues:
Health Care sales	$246	$182	$200	$186	$814
Health Care therapy rentals	72	88	84	83	327
Funeral Services sales	167	165	150	142	624
Insurance revenues	96	96	95	92	379

Total revenues	581	531	529	503	2,144
Cost of Revenues:
Health Care cost of goods sold	122	103	109	99	433
Health Care therapy rental exp	58	56	54	51	219
Funeral Services cost of goods sold	83	79	72	68	302
Insurance cost of revenues	82	80	78	82	322

Total cost of revenues	345	318	313	300	1,276
Gross profit	236	213	216	203	868
Other operating expenses	158	144	146	148	596
Unusual charges, net	6	20	—	1	27

Operating profit	72	49	70	54	245
Interest expense	(7)	(6)	(6)	(6)	(25)
Investment income	7	3	4	4	18
Other income (expense), net	—	(1)	—	(1)	(2)

Income before income taxes	72	45	68	51	236
Income taxes	26	16	25	16	83

Net income	$46	$29	$43	$35	$153

Diluted earnings per common share	$0.74	$0.45	$0.69	$0.55	$2.43

Diluted earnings per common share adjusted for the change in goodwill amortization due to a new accounting pronouncement	$0.75	$0.47	$0.71	$0.56	$2.49

HILLENBRAND INDUSTRIES, INC.
2001 STATEMENT OF CONSOLIDATED CASH FLOWS (RECAST)
OCTOBER 2000 TO SEPTEMBER 2001

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	2001
	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Year
Net income	$46	$29	$43	$35	$153
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation, amortization and write-down of intangibles	23	29	22	21	95
Change in noncurrent deferred income taxes	5	(3)	(3)	(5)	(6)
Change in net working capital excluding cash and current debt	(22)	(1)	33	55	65
Change in insurance items:
Deferred policy acquisition costs	(8)	(12)	(12)	(8)	(40)
Unearned revenue	7	14	7	7	35
Other insurance items, net	27	(5)	7	20	49
Insurance investment impairments	1	6	13	5	25
Other, net	(5)	29	5	(1)	28

Net cash provided by operating activities	74	86	115	129	404

Investing activities:
Capital expenditures	(37)	(21)	(26)	(19)	(103)
Proceeds on disposal of fixed assets and equipment leased to others	5	—	4	(1)	8
Insurance investments:
Purchases	(337)	(362)	(457)	(280)	(1,436)
Proceeds on maturities	101	29	70	33	233
Proceeds on sales	193	288	333	164	978

Net cash used in investing activities	(75)	(66)	(76)	(103)	(320)

Financing activities:
Reductions to debt, net	(52)	—	—	—	(52)
Payment of cash dividends	(12)	(14)	(13)	(13)	(52)
Exercise of options	1	1	5	8	15
Treasury stock acquisitions	(5)	—	—	(10)	(15)
Insurance deposits received	92	96	91	89	368
Insurance benefits paid	(66)	(74)	(66)	(62)	(268)

Net cash (used in) provided by financing activities	(42)	9	17	12	(4)

Effect of exchange rate changes on cash	(1)	2	(1)	1	1

Total cash flows	(44)	31	55	39	81
Cash, cash equivalents and short term investments:
At beginning of period	188	144	175	230	188

At end of period	$144	$175	$230	$269	$269

Consolidated (Loss) Income

	Fourth Quarter		Twelve Months		Ten Months
	Ended		Ended		Ended
	09/30/02	09/30/01	09/30/02	09/30/01	09/30/02
		(In millions except per share data)
Net revenues:
Health Care sales	$242	$186	$877	$814	$689
Health Care therapy rentals	79	83	328	327	268
Funeral Services sales	149	142	621	624	510
Insurance revenues	105	92	321	379	290

Total revenues	575	503	2,147	2,144	1,757
Cost of revenues:
Health Care cost of goods sold	125	99	452	433	359
Health Care therapy rental exp	43	51	172	219	141
Funeral Services cost of goods sold	71	68	285	302	235
Insurance cost of revenues	84	82	324	322	274

Total cost of revenues	323	300	1,233	1,276	1,009

Gross profit	252	203	914	868	748
Other operating expenses	172	148	633	596	526
Litigation charge	250	—	250	—	250
Unusual charges, net	4	1	15	27	4

Operating (loss) profit	(174)	54	16	245	(32)
Interest expense	(5)	(6)	(18)	(25)	(14)
Investment income, net	3	4	12	18	9
Other	6	(1)	(1)	(2)	2

(Loss) income before income taxes	(170)	51	9	236	(35)
Income tax (benefit) expense	(65)	16	(35)	83	(25)

Net (loss) income	$(105)	$35	$44	$153	$(10)

Net (loss) income per common share-basic	$(1.69)	$0.55	$0.70	$2.44	$(0.16)

Net (loss) income per common share—diluted	$(1.69)	$0.55	$0.70	$2.43	$(0.16)

Dividends per common share	$0.23	$0.21	$0.98	$0.83	$0.77

Average shares outstanding- basic (thousands)	62,063	62,938	62,673	62,784	62,654

Average shares outstanding- diluted (thousands)	62,275	63,170	62,931	62,989	62,922

Consolidated Balance Sheet

ASSETS	September 30,	December 1,
	2002	2001
	(In Millions)
Current assets:
Cash, cash equivalents and short-term investments	$296	$284
Trade accounts receivable, less allowances of $36 in 2002 and $44 in 2001	361	395
Inventories	103	103
Income taxes receivable	28	—
Deferred income taxes	136	57
Other	34	29

Total current assets	958	868
Equipment leased to others	201	212
Less accumulated depreciation	141	152

Equipment leased to others, net	60	60
Property	633	629
Less accumulated depreciation	423	423

Property, net	210	206
Other assets:
Intangible assets at amortized cost:
Excess of cost over net asset values of acquired companies	141	137
Other	73	62
Deferred charges and other assets	111	98

Total other assets	325	297
Insurance assets:
Investments	3,044	2,755
Deferred acquisition costs	697	673
Deferred income taxes	41	78
Other	107	112

Total insurance assets	3,889	3,618

Total assets	$5,442	$5,049

Consolidated Balance Sheet (continued)

LIABILITIES
	September 30,	December 1,
	2002	2001
	(In Millions)
Current liabilities:
Trade accounts payable	$75	$63
Income taxes payable	—	28
Accrued compensation	115	103
Accrued litigation charge	250	—
Other	111	126

Total current liabilities	551	320
Long-term debt	322	305
Other long-term liabilities	94	91
Deferred income taxes	10	8
Insurance liabilities:
Benefit reserves	2,590	2,436
Unearned revenue	795	793
General liabilities	81	70

Total insurance liabilities	3,466	3,299

Total liabilities	4,443	4,023
Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Common stock — without par value:
Authorized — 199,000,000 shares Issued — 80,323,912 shares in 2002 and 2001	4	4
Additional paid-in capital	44	34
Retained earnings	1,456	1,514
Accumulated other comprehensive income (loss)	40	(34)
Treasury stock, at cost:
2002 — 18,621,502 shares;
2001 — 17,857,190 shares	(545)	(492)

Total shareholders’ equity	999	1,026

Total liabilities and shareholders’ equity	$5,442	$5,049

Consolidated Cash Flows

	Twelve Months	Twelve Months	Ten Months
(In Millions)	Ended	Ended	Ended
	September 30,	September 30,	September 30,
	2002	2001	2002
Operating Activities:
Net income (loss)	$44	$153	$(10)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation, amortization and write-down of intangibles	91	95	71
Litigation charge, net-of-tax	158	—	158
Change in noncurrent deferred income taxes	7	(6)	3
Loss on disposal of fixed assets	6	—	4
Gain on sale of business	(1)	—	—
Change in working capital excluding cash and current debt, acquisitions and dispositions:
Trade accounts receivable	(31)	30	34
Inventories	8	3	—
Other current assets	(24)	8	(20)
Trade accounts payable	21	(5)	13
Accrued expenses and other liabilities	(36)	29	(33)
Change in insurance deferred policy acquisition costs	(29)	(40)	(24)
Change in insurance unearned revenue	8	35	2
Insurance investment impairments	67	25	39
Change in other insurance items, net	85	49	71
Other, net	23	28	20

Net cash provided by operating activities	397	404	328

Investing activities:
Capital expenditures and intangibles	(121)	(103)	(96)
Proceeds on disposal of property and equipment leased to others	6	8	2
Proceeds on sale of business	8	—	—
Insurance investments:
Purchases	(1,806)	(1,436)	(1,482)
Proceeds on maturities	552	233	380
Proceeds on sales	1,006	978	894

Net cash used in investing activities	(355)	(320)	(302)

Financing activities:
Reductions to short-term debt	—	(52)	—
Reductions to long-term debt	(2)	—	—
Payment of cash dividends	(61)	(52)	(48)
Proceeds on exercise of options	12	15	11
Treasury stock acquired	(65)	(15)	(62)
Insurance deposits received	375	368	314
Insurance benefits paid	(275)	(268)	(230)

Net cash used in financing activities	(16)	(4)	(15)

Effect of exchange rate changes on cash	1	1	1

Total cash flows	27	81	12
Cash, cash equivalents and short term investments:
At beginning of period	269	188	284

At end of period	$296	$269	$296

CONTACTS: Financial Analysts and Investors: Mark R. Lanning, vice president and treasurer, 812.934.7256; or, News Media: Christopher P. Feeney, director, public affairs and corporate communications, 812.934.8197, both of Hillenbrand Industries. www.hillenbrand.com

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